EXHIBIT 99.1

News Release dated April 26, 2017, Suncor Energy announces increased return to shareholders and early repayment of US $1.25 billion bond

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars, unless otherwise noted

Suncor Energy announces increased return to shareholders and early repayment of US $1.25 billion bond

Calgary, Alberta (April 26, 2017) — Suncor today announced plans to repurchase up to $2 billion of the company’s shares over the next twelve months through a normal course issuer bid (“NCIB”), together with the early repayment of a US $1.25 billion bond.

“Our business continues to deliver strong cash flow even at current commodity prices,” said Steve Williams, Suncor president and chief executive officer. “We have made commitments to increase returns to shareholders and strengthen the balance sheet over time.  Today’s actions, in conjunction with the 10% dividend increase announced in February 2017, deliver on both of these objectives and demonstrate our strong confidence in the cash generation capability of Suncor’s integrated business at current oil prices.”

The Toronto Stock Exchange (“TSX”) has accepted notice of Suncor’s intention to commence the NCIB through which Suncor may purchase for cancellation up to $2 billion worth of its common shares beginning May 2, 2017 and ending May 1, 2018. Purchases will be made through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms.

Suncor intends to execute the NCIB in a manner that is consistent with its commitment to capital discipline, by ensuring that the level of spending is in line with the prevailing commodity price environment and resulting cash flows.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. Suncor has not purchased any of its shares pursuant to a normal course issuer bid within the past 12 months. As at April 21, 2017, Suncor had 1,669,326,509 common shares issued and outstanding. Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 50,079,795 common shares, which is equal to approximately 3% of Suncor’s issued and outstanding common shares.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (753,002) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by the TSX and any other securities regulatory authorities, including by private agreements. Purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. In the future, Suncor may enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Early repayment of US $1.25 billion bond

Over the past year, Suncor has streamlined its portfolio through the divestment of non-core assets at favourable valuations.  A portion of the proceeds will be directed to the early repayment of debt.

Suncor announced it has redeemed its US$1.25 billion 6.10% senior unsecured notes (the “Notes”).

Suncor previously announced its intention to redeem the Notes on Feb. 27, 2017. The Notes were originally due in 2018 however as a result of the successful asset divestiture program and strong funds from operations, the company redeemed the notes effective April 26, 2017.

Legal Advisory - Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s strong confidence in the cash generation capability of Suncor’s integrated business at current oil prices; the NCIB, including Suncor intention to execute the NCIB in a manner that is consistent with its commitment to capital discipline, by ensuring that the level of spending is in line with the prevailing commodity price environment and resulting cash flows, the amount, timing and manner of purchases under the NCIB, and that purchasing its own shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders; and the use of proceeds from the divestment of non-core assets. Some of the forward-looking statements may be identified by words like “intends”, “will”, “believes”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

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